Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
HAL - Halliburton and Baker Hughes Reach Agreement to Combine in Stock and Cash Transaction Valued at $34.6 Billion Call

EVENT DATE/TIME: NOVEMBER 17, 2014 / 01:00PM GMT

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”). In connection with this proposed business combination, Baker Hughes and/or Halliburton may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Baker Hughes and/or Halliburton may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Baker Hughes and/or Halliburton, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822. Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 21, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014 and September 10, 2014. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 24, 2014 and its Current Report on Form 8-K, which was filed with the SEC on October 20, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Baker Hughes’ or Halliburton’s stockholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NOVEMBER 17, 2014 / 01:00PM GMT, HAL - Halliburton and Baker Hughes Reach Agreement to Combine in Stock and Cash Transaction Valued at $34.6 Billion Call

CORPORATE PARTICIPANTS
 Kelly Youngblood Halliburton Company - VP of IR
 Dave Lesar Halliburton Company - CEO
 Martin Craighead Baker Hughes Inc - CEO
 Mark McCollum Halliburton Company - CFO

CONFERENCE CALL PARTICIPANTS
 James West Evercore ISI - Analyst
 Bill Herbert Simmons & Company International - Analyst
 Waqar Syed Goldman Sachs - Analyst
 Jud Bailey Wells Fargo Securities - Analyst
 Brad Handler Jefferies & Company - Analyst
 Ole Slorer Morgan Stanley - Analyst
 Scott Gruber Citigroup - Analyst
 Rob MacKenzie Iberia Capital - Analyst
 Chuck Minervino Susquehanna Financial Group - Analyst
 Jim Crandell Cowen Securities LLC - Analyst
 Michael LaMotte Guggenheim Securities LLC - Analyst

 PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Halliburton Baker Hughes conference call.

(Operator Instructions)

As a reminder, today's call is being recorded.

I would now like to turn the conference over to Mr. Kelly Youngblood, Vice President of Investor Relations. Sir, you may begin.

Kelly Youngblood - Halliburton Company - VP of IR

Good morning, and thank you for joining us today to discuss the combination of Halliburton and Baker Hughes. Today's call is being webcast and a replay will be available on Halliburton's website.

This morning, we issued a press release announcing our definitive merger agreement. A copy of the press release and the slides we are presenting today are available in the Investor Relations section on the Halliburton and Baker Hughes websites. Joining me today are Dave Lesar, CEO of Halliburton, Martin Craighead, CEO of Baker Hughes, and Mark McCollum, CFO of Halliburton.

Some of our comments today may include forward-looking statements reflecting Halliburton's and Baker Hughes' views about future events. These matters involve risk and uncertainties that could cause our actual results to materially differ from our forward-looking statements.

These risks are discussed in Halliburton's Form 10-K for the year ended December 31, 2013, Form 10-Q for the quarter ended September 30, 2014, recent current reports on Form 8-K, and other Securities and Exchange Commission filings. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Now, I'll turn the call over to Dave. Dave?

Dave Lesar - Halliburton Company - CEO

Thank you, Kelly, and good morning to everyone. And thank you all for joining us on such short notice.

Today is a historic day for Halliburton's shareholders, Baker Hughes' shareholders, and for our combined future Company. Today we announced that Halliburton and Baker Hughes have reached a definitive agreement to combine our two great companies to create a bellwether global oilfield services company.

Under the terms of the transaction, which has been unanimously approved by the Boards of Directors of both companies, Halliburton will acquire all of the outstanding shares of Baker Hughes in a cash and stock transaction valued at $78.62 per Baker Hughes share, representing an equity value of $34.6 billion, based on Halliburton's closing price on November 12, the day prior to Baker Hughes' public confirmation that it was in talks with Halliburton regarding the transaction. This exchange ratio represents a 1-year, 3-year and 5-year premium of 36.3%, 34.5%, and 25.9%, respectively.

As you know, each of us has negotiated hard for the best deal for our shareholders, but there is no doubt about the strategic merits of this combination. We're excited about the combination. It is a compelling transaction with many strategic and financial benefits, and we are confident will benefit both companies' shareholders and customers worldwide. And we've done our homework. We have assembled a world class group of advisors and are very confident this combination is in the best interests of all of our stakeholders.

Now is the right time to pursue a transaction like this, because we have the right management team and programs in place and because of the strengths of our underlying businesses. Baker Hughes will enhance our product lines, global reach, and leading technology in the worldwide oil and gas industry.

Now before I go on, I have one thing to say. You all know me. You know Mark McCollum. And one thing you know about us is that we live up to our commitments. We know how to execute. We know what buttons to push to make this business work. And we know how to create value. And you know that we are laser focused on returns to you, our collective shareholders. With this transaction, we have not veered from that path, but have rather found a partner to work with to expand our capability, to provide you with industry-leading returns.

So why is that? Well, strategically, the transaction will combine two highly complementary businesses and create the leader in global oilfield services, with several strategic benefits: a Houston-based global oil services champion, manufacturing and exporting technologies, and creating jobs and serving customers around the globe; strong positions in key business lines; a fully integrated product and services platform; increased capabilities in the unconventional deepwater and mature asset fields; substantial and improved growth opportunities and continued high returns on capital.

Let me review the financial benefits of the transaction. Together, we expect to achieve annual pre-tax cost synergies of nearly $2 billion, and Mark will go over those in a few minutes. But more importantly, we expect the acquisition to be accretive to cash flow by the end of year one after close and accretive to earnings per share by the end of year two, which means we could start getting cash back to you, our shareholders, quickly. Again, Mark will take you through the details on that.

And finally, the combined company will be well positioned for continued superior growth, margins and returns, delivering an unsurpassed breadth and depth of products and services. In short, from both a financial and strategic perspective, we are confident that this transaction is in the best interests of our shareholders, our customers, our employees, and all stakeholders of both companies.

Go to the next slide, where I want to quickly address how Baker Hughes will help us achieve our business goals and accelerate the execution of our key strategies in unconventionals, deepwater, and mature fields. The combination of our two companies' products and service capabilities will allow us to deliver unparalleled solutions to our customers.

In North America, we've demonstrated that our efficiency model is working and our customers see the results in a lower cost per barrel. This transaction will allow us to apply our highly efficient logistics network to an even larger franchise, and our combined subsurface insight will provide our customers with best-in-class unconventional solutions.

In Deep Water, the complementary technologies for reducing reservoir uncertainty and increasing reliability put us in a combined position to integrate and help our clients be more successful in the challenging deepwater environment. And finally, the complete mature field offering of the combined company will create value for our customers by finding bypassed pay zones and optimizing production over the life of the field.

The combined entity will also be well positioned for continued integrated asset management growth. And as Mark will tell you, this transaction will create a larger platform to achieve superior growth, generate improved margins and returns, and give us the ability to distribute more cash to our shareholders.

And beyond the compelling financial and strategic logic of this combination, I'm really most excited about bringing together some of the best talents in the industry, and I am confident that uniting our great people will be a competitive advantage for our combined organization. Between growth and attrition, Halliburton alone is looking to add 21,000 people in 2014. Given that we will be able to combine the best talent from both organizations upon closing the deal, I look forward to welcoming the outstanding employees of Baker Hughes to the Halliburton family.

Now I'm going to turn the call over to Martin Craighead to discuss why this transaction is a win for Baker Hughes. Martin?

Martin Craighead - Baker Hughes Inc - CEO

Thanks, Dave, and good morning, everyone.

After conducting a thoughtful and thorough evaluation, our Board determined that this transaction is a win for our stockholders, employees and our customers. We believe this is an especially compelling transaction for our stockholders and will give them the opportunity to participate in the significant upside potential of the combined company. Additionally, we believe the combination will yield substantial efficiencies of scale and geographic scope. Baker Hughes' shareholders, as owners of approximately 36% of the combined company will benefit as synergies are realized on full integration, which we expect will be achieved by the end of the second year after the close of the transaction.

These two organizations share similar core values, a heritage of innovation, and a dedication to customer service. Combined, they should be even more capable of helping customers to safely produce affordable energy and improve people's lives; and for the employees of both companies, this combination translates into the potential for more career opportunities and even greater personal and professional fulfillment.

I want to thank the hard working employees of Baker Hughes for making Baker Hughes a go-to company for the world's most challenging energy projects around the world. It is because of their efforts that this exciting combination has been made possible. In Halliburton, we have found a partner that has great respect for our Company, recognizes the value of Baker Hughes' employees, and shares our confidence about our business.

And I want to assure our customers that we remain committed to meeting and exceeding your expectations. In fact, one of the key reasons we are moving forward with this combination is because it will allow us to deliver an even broader range of products and services to meet customers' increasingly complex oilfield challenges. I look forward to working closely with my colleagues at Halliburton to ensure a smooth process to closing.

Now I'll turn the call back over to Dave. Dave?

 Dave Lesar - Halliburton Company - CEO

Thank you, Martin.

I want to emphasize that Halliburton, with the full support of its executive leadership and Board, is committed to completing this transaction. We have assembled an outstanding team of financial, legal, and proxy advisors, and we believe that this transaction is very achievable from a regulatory standpoint. And I want to make it clear that I am personally committed to remaining as CEO and overseeing the successful integration of these two companies, along with our seasoned, tested management team.

Now I'm going to turn the call over to Mark to go into some more of the financial benefits and details of the transaction. Mark, it's all yours.

Mark McCollum - Halliburton Company - CFO

Thanks, Dave, and good morning, everyone.

Let me first review the key terms of the transaction. Under the agreement, Halliburton will acquire all outstanding shares of Baker Hughes in a cash and stock transaction consisting of a fixed exchange ratio of 1.12 Halliburton shares plus $19 in cash for each Baker Hughes share.

The value of the merger consideration as of November 12, 2014 represents 8.1 times current consensus 2014 EBITDA estimates and 7.2 times current consensus 2015 EBITDA estimates. Baker Hughes' shareholders are essentially exchanging a share of Baker Hughes for a share in an even stronger, better-positioned combined company, plus $19 per share in cash. Following the close of the transaction, Baker Hughes' shareholders will own approximately 36% of the pro forma entity.

Halliburton intends to finance the cash portion of the acquisition through a combination of cash on hand and fully committed debt financing. The transaction is also subject to approval by both companies' stockholders, regulatory approvals and customary closing conditions. Our goal is to complete the transaction in the second half of 2015.

We are confident this is the right time to execute. Our strategies are working, our underlying business is strong, and we have the right team in place to make this happen. The combination of our two companies' products and services will result in a stronger, more diverse organization, delivering an unsurpassed depth and breadth of services to our customers on a global basis.

The combined Company will have annual revenue of approximately $50 billion, with significant synergistic opportunities. We've got an actionable plan to capture nearly $2 billion in annualized cost savings by the end of the second year following closing. We spent a lot of time looking at this and we expect the savings will be achieved by improving operations in North America, reducing expenses in other regions around the world, and by eliminating overhead and other redundant fixed costs.

We expect the transaction to be accretive to Halliburton cash flow by the end of the first year after closing and also to earnings per share by the end of the second year after closing, even factoring in potential divestitures. We structured the consideration to ensure that the combined company will have a strong balance sheet and a strong investment grade credit profile.

The transaction is also consistent with our commitment to best-in-class capital returns for our shareholders. We recently announced plans to increase the Halliburton dividend by 20%, essentially doubling our quarterly dividend rate over the last two years. We've returned $7 billion in cash from dividends and share repurchases since 2010, and remain focused on achieving cash returns of 35% of operating cash flows to shareholders going forward.

We contemplated a transaction of this size when the Board made these decisions. These actions reflect our confidence in the strength of our long-term business outlook, our commitment to shareholder distributions, and our focus on delivering best-in-class returns. The combined company's strong cash flow from operations and solid capital structure will only enhance our flexibility to continue this rate of capital return post closing.

This combination is truly greater than the sum of its parts. We believe the combined company should be rewarded with a higher trading multiple than either Halliburton or Baker Hughes currently enjoys and that investors should consider the combined company a must-own energy stock.

Now I'd like to discuss the nearly $2 billion in annual cost synergies. The opportunities lie in six primary areas. The largest of these are operational improvements and personnel reorganization, both in North America and internationally. And particularly, we believe that applying Halliburton's North America efficiency programs to Baker Hughes' products and services will result in reduced cost and generate a meaningful increase in margins. Also in real estate, we see a substantial overlap.

The other opportunities we've identified include significant savings potential in corporate costs, R&D optimization, and other administrative and organizational efficiencies. Most importantly, given the significant equity component of the consideration, the savings to be realized will benefit both Baker Hughes and Halliburton shareholders who choose to hold shares in the combined company.

As you all know, our efficiency programs in North America are helping Halliburton realize savings in operating time, maintenance, and administration. Since the launch of Frac of the Future and Battle Red, these programs, along with our focus on improved logistics and service efficiency, have been driving significant shareholder returns. And the benefits of these programs will be further realized when applied to the Baker Hughes asset base. This alone represents an $800-million annual opportunity.

Baker Hughes and Halliburton's operations have significant geographic overlap, which creates compelling cost savings opportunity. We would expect to realize approximately $1 billion of associated savings on fixed costs. Most of these savings will be realized in real estate, logistics, security, support services, personnel utilization, management, and public company costs.

Turning to slide 12, we have dedicated considerable time and resources analyzing the combination and are working with Sean Boland at Baker Botts, a highly regarded antitrust expert with unmatched expertise in the oilfield services industry. Sean has worked closely with Baker Hughes' esteemed antitrust expert Molly Boast of WilmerHale. We have carefully evaluated the likely divestitures needed to obtain regulatory approval and are willing to divest assets, if required, at the appropriate time.

From a financial return standpoint, we do not believe that potential divestitures will materially diminish the benefits of the transaction, nor prevent the combined company from achieving its strategic goals. We've identified a number of potential buyers that we believe will be very interested in the businesses that may need to be divested and expect that those businesses should all attain excellent prices and expedited sales. We're confident that a combination is achievable from a regulatory standpoint.

Now I'd like to turn the call back over to Dave to close. Dave.

Dave Lesar - Halliburton Company - CEO

Thank you, Mark.

In closing, we are extremely excited about the Baker Hughes transaction and we are confident that this combination presents a compelling opportunity for shareholders of both companies to achieve extraordinary short- and long-term returns. As we've noted this morning, putting our companies together will create an industry leader with enhanced scale and a full range of innovative products and solutions for our customers.

In addition, the combined Company will be very well positioned financially, poised to accelerate growth, deliver outstanding margin improvement, and drive shareholder returns. Following the closing, which we expect in the second half of 2015, we are confident in our ability to achieve nearly $2 billion in annualized cost savings, such that the transaction will be accretive to cash flow in the first year and to EPS by the end of the second year.

Before we take questions, I would like to thank everyone on both the Halliburton and Baker Hughes teams and both Board of Directors for their hard work and vision for our future together that we've expressed here today. I also want to note that we appreciate the hard work and dedication of our teammates at Halliburton.

We also want to congratulate the employees of Baker Hughes for building such a highly regarded and successful organization. I look forward to meeting as many Baker Hughes employees as possible in the weeks and months ahead and welcoming you to the Halliburton family when the transaction closes next year. We will be assembling integration teams and will work closely with Baker Hughes to facilitate a seamless integration.

Thank you all for joining us on the call today. We look forward to realizing the strategic and financial benefits inherent in this combination to create greater value for our companies' shareholders, customers, employees and all of our stakeholders.

So with that, let's go ahead and open it up for questions.
   QUESTION AND ANSWER

Operator

 Thank you.

(Operator Instructions)

James West, Evercore ISI.

James West - Evercore ISI - Analyst

Good morning, guys. Dave, Martin, Mark, congratulations. This is a great transaction and it makes complete sense to me.

 Dave Lesar - Halliburton Company - CEO

Well, good. It makes a lot of sense to us, too.

 James West - Evercore ISI - Analyst
I'm sure it does. Two quick questions. One, on the North American margins and the opportunity set here, how quickly do you guys envision that you could raise the Baker margin profile up to the Halliburton standard?

Mark McCollum - Halliburton Company - CFO

Obviously, we'll have to get to closing before we can take it on.

James West - Evercore ISI - Analyst

Of course.

Mark McCollum - Halliburton Company - CFO

But we're going to be putting on integration teams quite rapidly to get out and begin to work with the Baker Hughes folks to identify what those potential savings could be. I think, in particular, one of the areas that we see is, in the area of hydraulic fracturing, the ability to combine the logistics network, our field camp operations in a way that we're attacking each basin on a combined basis that streamlines the way that we go to market. And it just seems like naturally when you put the equipment -- we've got good equipment on both sides, we've got great people on both sides. The processes are very similar. When we combine this together, it's going to make a lot of sense.

 James West - Evercore ISI - Analyst

Good, good, good to hear. And just a follow-up from me. In terms of employee retention, that's going to be a little bit of a period here of uncertainty for your employees and then, of course, with the closing of the transaction, probably some uncertainty there. When do you think you figure out all the teams, you let everybody know who's going to be there going forward and how everything's going to work, so you don't have any senior key people get picked off by your competitors?

Dave Lesar - Halliburton Company - CEO

I think, James -- good question. Remember, [both] companies are growing and growing companies always create opportunities for good talent. And we've got a lot of talent in both of these organizations and we're going to use the transition effort to find a way to combine that best talent in the best way possible. And, as I indicated in my remarks, we alone are looking to add about 21,000 people this year. So certainly, as we go through the transition, we'll have a process that identifies everyone. But I think at the end of the day, I think as our employees on both sides look at this combination, this is a place they're going to want to work.

Operator

Bill Herbert, Simmons & Company.

 Bill Herbert - Simmons & Company International - Analyst

Thank you. Congratulations, Dave, to you and your team and your Board. First question I have for you, we talked about the cost synergies. Can we talk a little about the complementarity that you mentioned and the synergies on that front? And specifically, what are the PSL attractions that Baker has that are symbiotic with you and [additives] with regard to your portfolio? And similar question, with regard to geographic presence. Where are they strong where you would like to have been strong and now you will be strong, in combination with Baker Hughes?

Dave Lesar - Halliburton Company - CEO

Multi-faceted question, Bill. But let me approach it from a product [et]. Clearly, a couple of the product lines that Baker brings to us that are world class and are areas that we don't have as big a presence as we like would be artificial lift and in the production chemicals business. And then you look at other overlaps and the technology that they have and the technology we have is very complementary to each other.

In terms of footprint, as we've said over the years, and I'm sure Martin has said on his call, an Eastern Hemisphere global footprint is very important to be able to get the scope and scale necessary to compete on these larger contracts. And we spent a lot of money on building out our infrastructure in the Eastern Hemisphere over the past several years. And I think combining these two great organizations and their capabilities in the Eastern Hemisphere will give us that economy of scale that will actually allow us to compete more effectively against the competition, but also give a better product and a more wider array of products to our customer base.

Bill Herbert - Simmons & Company International - Analyst

Okay. And then secondly, from an antitrust standpoint, you mentioned a high level of confidence with regard to getting this deal done. I'm just curious as to whether you could speak to the global deepwater markets going from an oligopoly to maybe even a more rational competitive framework and the challenges on that front, as well as opportunities, in getting this deal closed.

Dave Lesar - Halliburton Company - CEO

Well, I think, Bill, obviously, as we've said, we are very well advised from an antitrust standpoint. And we are just now, that we've announced the deal, we'll start working with the regulatory authorities. But at the end of the day, we wouldn't have done this deal if we didn't believe it was achievable from a regulatory standpoint. So let's just let the process work.

Bill Herbert - Simmons & Company International - Analyst

Okay. Thank you.

Operator

Waqar Syed, Goldman Sachs.

Waqar Syed - Goldman Sachs - Analyst

Thank you. With this transaction, would your appetite for IPM projects and the scale of that, would that change? And secondly, any thoughts on capital spending as we project out a couple of years?

Dave Lesar - Halliburton Company - CEO

 I think with respect to the IPM projects this gives us, as I indicated in my remarks, even a greater scope and ability to do that. Because if you think about mature fields, a lot of the product lines that Baker brings to us, Lift, ESPs, production chemicals are really critical to having the end-to-end offering that you really need in IPM. So I think it really takes what was a very good position that Halliburton had and very much adds to it. And again, at the end of the day, this thing will really benefit our customer base. And in the IPM area, I think, is one area where we really are going to move ahead in terms of being able to assist our customers. And I'll turn the capital question over to Mark.

Mark McCollum - Halliburton Company - CFO

Hello, Waqar. Obviously, at this point in time, it's difficult to project out several years as to what the capital requirements of the business might be. But I can tell you that our fundamental belief is that the combined organization is going to have a lot more opportunities. And you know how we are on terms of our capital discipline, living within cashflows and our aspirational goal to distribute at least 35% of our operating cashflow back to shareholders. So as you apply those metrics, we think this organization, as it becomes cashflow accretive, is going to enhance our opportunity to do that. And we'll still be able to hit all the opportunities that are out there and we think, on a combined basis, it's going to be much more significant than they've ever been.

Waqar Syed - Goldman Sachs - Analyst

Great. Thank you very much.

Operator

Jud Bailey, Wells Fargo Securities.

Jud Bailey - Wells Fargo Securities - Analyst

Thank you. Good morning. A question on the accretion on EPS, I just want to make sure I understand. So if a deal were to close by, say, late 2015 you're suggesting earnings accretion in year 2. So that means we'd see the first real earnings accretion by 2017? Do I have that right?

Mark McCollum - Halliburton Company - CFO

 Yes, that's right.

Dave Lesar - Halliburton Company - CEO

Yes, I think -- let's be clear. We said if it closes, let's say, in late 2015 we would expect to be cashflow accretive the next year and EPS accretive the year after that. So pretty good outcome on a transaction this size.

Jud Bailey - Wells Fargo Securities - Analyst

Sure. And I may have missed [that], I apologize. Mark, if you say [that] by year 2, how do we think about a $2 billion in synergies in terms of timing on integrating those? And then, also, how dependent is that on what the potential divestitures are? In other words, if you have to sell more than you anticipate, how much would it impact that number? Can you talk about that?

Mark McCollum - Halliburton Company - CFO

I didn't talk about that. I think that as we look forward, we're going to try to have an integration plan in place at the time that we get to closing, so that we can begin executing on that plan right away. There are going to be certain things that we can move on quicker than others. There will be things like system integration and real estate rationalization and things like that that might take a little bit of time. But as we factor in a realistic estimate about how quickly those savings can come, we can see a path very quickly to both cashflow and in earnings accretion following that in the next couple of years. But it probably, realistically, the integration will take a number of years, as we bring these businesses together. We think that's just the tip of the iceberg in terms of where we go with this.

And so I think, as you think about the breakage and what might be involved there, we'll know what that's going to be at the time that we start the process. [Right] the regulators will likely need us to have a plan of what we're going to do with those businesses and executing on that plan at the time of closing. So we'll be able to deal with that. That's going to give us a lot of cash to do something with. And right now, I think that some of that will be coming back to shareholders.

Operator

Brad Handler, Jefferies.

Brad Handler - Jefferies & Company - Analyst

Thanks. Good morning, and my congratulations as well. I just want to follow up on the same question, though, if I may. Is it dynamic? Do you expect, if you were to have to sell the $7.5 billion, that you'd naturally expect less in synergies?

Mark McCollum - Halliburton Company - CFO

No. In fact, as we estimate synergies, we're -- the number that we've laid out there is a conservative estimate. We think that there's more synergies. And these are all pre-tax synergies. We haven't even talked about the potential tax synergies that may be there by combining the businesses, as well. And all that layers in on top. So what we're trying to do is say, based on our estimate of what the breakage will likely be, this is where we think we will be able to achieve on the synergy side.

Brad Handler - Jefferies & Company - Analyst

Mark, you anticipated my next question. Can you comment on what tax may afford you, to any detail?

Mark McCollum - Halliburton Company - CFO

Obviously, we have a difference in the tax rates of the different entities. At this point, we're going to need to be able to walk through and see how our businesses are laid out to be able to achieve that. The tax rate that we have at Halliburton has been achieved through strategic reorganization of manufacturing and operations and logistics and things. I think that the opportunity exists to do that, as well, as we integrate these businesses and so we can capture that tax benefit on a combined basis.

Operator

Ole Slorer, Morgan Stanley.

Ole Slorer - Morgan Stanley - Analyst

Again, congratulations to both teams. It's actually rare that you see something that makes this much sense actually happen.

Dave Lesar - Halliburton Company - CEO

 I'll take that as a high compliment, Ole.

 Ole Slorer - Morgan Stanley - Analyst

And congratulations to Martin, too, by the way.

Martin Craighead - Baker Hughes Inc - CEO

Thank you.

Ole Slorer - Morgan Stanley - Analyst

North America seems to be the most obvious mismatch in terms of margins. We can all see you have the scale of a Schlumberger internationally. But still, combining the two businesses and benefiting from that scale to close the margin gap, I would imagine it's going to be a long haul. But North America again, back to that, that seems to be the area where the opportunity set is the greatest for higher efficiencies on the combined entity. So, could you talk a little bit, from a technology standpoint, whether it's the size of the frac pumps that Baker has versus what you have at Halliburton, or your logistics? Explain to us what exactly can you do, in little bit more detail, to close that margin gap and where is it -- I would imagine that the pressure pumping part of Baker is where it's going to be the lowest hanging fruit, from your perspective?

Dave Lesar - Halliburton Company - CEO

I think, Ole, it's actually all across the spectrum in North America. I think that, one is, just expanding on the logistical footprint that we have in place and just making the delivery system more efficient is one. And obviously, because we have a good leadership position in pressure pumping and frac, in particular, I think putting those organizations together and achieving those benefits, really, we have essentially a tried and true plan on that.

I think the other area that we really do see benefits on, though, is the product lines that Baker is bringing to the table for North America. If you think about the shale oil developments, for instance, a lot of demand for ESPs, a lot of demand for lift, a lot of demand for production chemicals. And I think putting together a product offering to our customer, that's compelling from a price standpoint, is something that should help us drive a better integrated offering and a more price advantaged offering for our customers.

And I think you just take the duplicate footprints that we have and, in many cases, in many basins, we're just sitting side-by-side with each other and basically figuring out how we capture and identify the best people in those locations. Put them together, it leads us to the high confidence we have that in North America, in particular, what we're going to have is a great complementary business.

Ole Slorer - Morgan Stanley - Analyst

Congratulations, and I'll hand it back.

Operator

(Operator Instructions)

Scott Gruber, Citi.

Scott Gruber - Citigroup - Analyst

Good morning, and congrats again to all.

Dave Lesar - Halliburton Company - CEO

Thanks, Scott.

Scott Gruber - Citigroup - Analyst

I may have missed this earlier, but how do the forecast synergies split between cost and revenues? Can you provide the guidance on that?

Mark McCollum - Halliburton Company - CFO

All of the synergies that we've identified are cost-related synergies. They're not revenue. So the revenue synergies that are out there are on top of this.

Scott Gruber - Citigroup - Analyst

And could you speak to the revenue synergy potential in North America? My back-of-the-envelope math points to Halliburton achieving something on the order of 35% higher asset turns in frac. Is that a -- how big of an opportunity is that? When can it be achieved? And how does that figure into your thinking?

Mark McCollum - Halliburton Company - CFO

At this point in time, the honest answer is it hasn't necessarily calculated into the thinking. But clearly, it's an opportunity. That's part of the synergy, I think, of improving margins, as we think about that, it's going to come probably from efficiency. Figuring out how do we get more turns on the assets that we have, how do we reduce maintenance, get pumps back in the field, and how do we -- all of those kind of things have both a revenue and/or a cost synergy. But effectively, that marginal improvement that we're identifying for North Americas has components of both. And we're going to try to go after it in earnest.

Martin Craighead - Baker Hughes Inc - CEO

Scott, let me jump in here. This is Martin. Besides the obvious efficiency gains, as we lay our horsepower on the framework that Halliburton's been able to establish, which, as Mark highlighted, is going to be a tremendous upside for our shareholders, there's also, as Dave highlighted, though, an amazing amount of in-fill, if you will, amongst the different product lines. There is the obvious move towards increasing attention towards efficient lift, as well as the production chemical side, I think which is obvious to everybody.

But additionally, there's some amazing complementary products within the big lines within completions, whether it's sliding sleeve, whether it's dissolving plugs, as well as in the directional drilling and measurement while drilling in LWD areas, high angle build instrumentation and so forth. So I think it's -- the more and more you dig into this, besides the obvious big product line complements -- as you dig into the respective product lines, there's a lot of great complementary bricks, if you will, to build an incredibly strong North American institution.

Operator

Rob MacKenzie, Iberia Capital.

Rob MacKenzie - Iberia Capital - Analyst

Thanks, guys. I guess my question is from the customer side. How have your -- have you had any preliminary discussions with customers, and how do you expect them to react to this? Because I can see a situation where, in some cases, they may welcome a stronger competitor in a market where one's lacking and, in some cases, I can see them perhaps objecting to this. Can you share your thoughts there?

Dave Lesar - Halliburton Company - CEO

I think -- look at the strategic rationale for this thing. It leverages our complementary strengths and it combines a well-positioned, strong company from a balance sheet standpoint. And our customers always will manage to develop competition among the services industry. But we have, by being able to combine some of these product lines together, is an offering for our customers that help drive their costs down, help drive their cost per BOE down.

So at the end of the day, we think this is a great outcome for our customers. And we think that as they understand the benefits of this, they will come to realize that. And it's certainly -- an outreach to our customers is something that we will start today. But I think at the end of the day, if we can demonstrate a way to lower their costs they're going to love this deal and I'm confident we can do that.

Rob MacKenzie - Iberia Capital - Analyst

Great. Thank you. I'll turn it back.

Operator

Chuck Minervino, Susquehanna.

Chuck Minervino - Susquehanna Financial Group - Analyst

Good morning, and congratulations on the transaction. Another question, just along those same lines, from the customer perspective, was just curious if you can help us out. I don't know how all of these international contracts are structured, but are there change of control provisions in there that opens the door to them potentially having the opportunity to renegotiate contracts with you? Particularly, I'm wondering with some of those NOCs. I'm sure you've looked at that. If you could provide any color on that, it would be helpful.

Dave Lesar - Halliburton Company - CEO

I think first pass looking at it, I don't think that there is any issue that we'll have there. Clearly, we will have a dialogue with our customers. We will ensure that they understand why we did this, the complementary nature of the transaction and, why, at the end of the day, they're going to get a stronger service company out there. And at the end of the day, as I said earlier, they'll like this deal and they'll like what they see from the combination.

Chuck Minervino - Susquehanna Financial Group - Analyst

And then just a second question. When you're looking at these divestitures, or the possible divestitures, have you looked, at all, or can you help us understand, how you think some of these markets will be defined? Will they be defined on maybe a product perspective globally or a product perspective geographically? Is there anything you can help us with there?

Mark McCollum - Halliburton Company - CFO

It will be a little bit of both. But one of the things to understand is that each of our product lines, while we tend to define them very -- in a large way, like completions, those product lines have many, many sub-product lines and services that are associated with it and, as we go forward, they're going to be looked at on a sub-PSL basis, almost even to the product or to the manufacturing location. And so it's going to be a long process. There will be a lot of detail involved with that. But that's what gives us confidence that this thing can be very achievable from a regulatory standpoint.

Operator

Jim Crandell, Cowen.

Jim Crandell - Cowen Securities LLC - Analyst

Good morning. I think it's kind of obvious, this is a great deal. But the key is divestitures. You have a $3.5 billion break-up fee. Even though undoubtedly you're getting the best antitrust advice you could possibly have, what if you're looking not only at the businesses you think there's at least a chance that you will have to divest, like wireline, LWD, directional bit, cementing. But the way the Justice Department looks at the completion business is it treats that as a whole business. And it would seem there comes a point, maybe it's completions, maybe it's you have to divest part of your [stim] business, that the deal doesn't make sense and you're out there with a $3.5 billion break-up fee. Could you assess the chances you think of the completions business or the part of the stimulation business not being able to meet antitrust scrutiny?

Dave Lesar - Halliburton Company - CEO

Jim, listen, as I said earlier, we have the best antitrust counsel available on this. And we clearly would not have done this deal if we didn't believe it was achievable from a regulatory standpoint. In fact, that's why the reverse break-up fee is there and at the size it is, is because we are absolutely confident that we're going to get this thing done. And as I said, we're well advised. We will be starting to meet with the DOJ as of this morning. And I would say, let's just let the process work its way out.

Jim Crandell - Cowen Securities LLC - Analyst

Okay. Thank you.

Operator

Michael LaMotte, Guggenheim.

Michael LaMotte - Guggenheim Securities LLC - Analyst

Thanks. And let me offer my congratulations as well. Maybe a question on the cash/stock split and how you all arrived at the ratio. I can see the competing interests of accretion, dilution, the amount of leverage you're willing to assume going into a softer market, obviously, allowing Baker Hughes' shareholders to keep some equity to participate in the upside. But can you talk about how the ratio was arrived at?

Mark McCollum - Halliburton Company - CFO

I think that you're absolutely right. Feeling that we were coming into a declining market, having a higher percentage of equity in the deal made sense for the Baker Hughes' shareholders to give them some upside. Clearly, the exchange ratio will float until the time that we reach -- I mean, the exchange ratio won't float, but the stock will float; and so at the time that we close the deal, they're going to have a great company to start with.

One of the things that we see going forward, not knowing exactly how the regulatory decisions will be made, the proceeds from the breakage will likely be used to buy back shares in coming years. And so we'll be able to adjust the leverage as we go through the buybacks and get our final financing in a way that we'll still have a very strong, investment-grade credit profile. But don't expect that this is where we're going to end up on a debt to equity ratio when the smoke clears.

Michael LaMotte - Guggenheim Securities LLC - Analyst

Okay. Thanks, Mark. And then maybe a follow-up with you on the CapEx side. With rationalization really being the focus of 2015-2016, obviously capital requirements are going to be lower. Can you gives us a sense as to where maintenance CapEx is today? And then secondly, looking at a frac fleet that is not as homogenous as what Halliburton is used to working with in the past, what that might mean from a maintenance CapEx standpoint and, particularly, as you're looking to reduce maintenance and increase efficiency?

Mark McCollum - Halliburton Company - CFO

For us at least, on the Halliburton side, we expense maintenance cost. So we don't always think of our CapEx as having a true maintenance component. There are probably always in our manufacturing process, there's 10% to 15% of our manufacturing build is associated with pump replacements, things like that. But that's just on the frac side. We're not really prepared today to talk about what all of our 2015 capital budget numbers are. We'll be talking about that as we go forward.

But, just sort of reiterate that, we're like every other service company and, I know this is true for Baker Hughes, as we go into 2015 we're maintaining a high degree of flexibility. We're making plans that look at making sure that we're managing our cost structure very, very, very well. And we will flex to what we see the market will be. And we're going to listen to customers over the next few months and react accordingly.

Operator

Thank you. I would now like to turn the call back over to Kelly Youngblood for closing comments.

Kelly Youngblood - Halliburton Company - VP of IR

Thank you, Shannon. On behalf of the Halliburton and Baker Hughes management teams, I just want to thank everyone for your participation today. And Shannon, with that, you can close out the call.

Operator
 Ladies and gentlemen, this concludes today's conference. Thank you for your participation. Have a wonderful day.

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